SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 30124]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

June 29, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of June 2012.  A copy of each application may be obtained

via the Commission's website by searching for the file number, or for an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.  An

order granting each application will be issued unless the SEC orders a hearing.  Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on July 24, 2012, and should be

accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a

certificate of service.  Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested.  Persons who wish to be notified of a hearing may

request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-8010.

**Old Mutual Funds II [File No. 811-4391]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Heitman REIT Fund, a series of FundVantage Trust, and, on June 4, 2012, made a final distribution to shareholders based on net asset value. Expenses of $104,000 incurred in connection with the reorganization were paid by Old Mutual Capital, applicant's investment adviser.

Filing Date: The application was filed on June 5, 2012.

Applicant's Address: 4643 South Ulster Street, Suite 800, Denver, CO 80237.

**Milestone Funds [File No. 811-8620]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Milestone Obligations Fund, a series of AdviserOne Funds and, on January 20, 2012, made a final distribution to shareholders based on net asset value. Expenses of approximately $189,132 incurred in connection with the reorganization were paid by CLS Investments, LLC, applicant's investment advisers and Gemini Fund Services, LLC, investment adviser to the acquiring fund.

Filing Dates: The application was filed on May 11, 2012, and amended on June 7, 2012.

Applicant's Address: 4020 S 147$^{th}$ St., Omaha, NE 68137.

**WT Mutual Fund [File No. 811-8648]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to corresponding series of Wilmington Funds and, on March 12, 2012, made a final distribution to shareholders based on net asset value. Expenses of

$576,617 incurred in connection with the reorganization were paid by the investment adviser on behalf of each fund.

Filing Date:  The application was filed on May 15, 2012.

Applicant's Address:  1100 North Market Street, Wilmington, DE 19890.

**Value Line New York Tax Exempt Trust [File No. 811-5052]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to The Value Line Tax Exempt Fund, Inc. and, on May 18, 2012, made a final distribution to shareholders based on net asset value.  Expenses of $154,821 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date:  The application was filed on June 8, 2012.

Applicant's Address:  7 Times Square, 21$^{st}$ Floor, New York, NY 10036.

.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary